Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 24, 2023

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 212 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 212”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on October 10, 2023, with respect to Amendment No. 212. Amendment No. 212 was filed on August 23, 2023, and included disclosure with respect to the SPDR Loomis Sayles Opportunistic Bond ETF (the “Fund”) as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 212.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 212. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 212.

Prospectus

1.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.

Comment: If there has been portfolio repositioning as a result of the changes to the Fund’s principal investment strategies that resulted in significant portfolio turnover, please add a Portfolio Turnover Risk discussion as a principal risk of the Fund noting this. Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may experience adverse tax consequences due to the repositioning. In addition, in the SAI, please add disclosure regarding the significant variation in the portfolio turnover rate, per Item 16(e) of Form N-1A.

Response: The Registrant confirms there was no portfolio repositioning as a result of the changes reflected in the principal investment strategies. The changes to the principal investment strategies are disclosure clarifications and do not represent a change to the way the Fund is managed.

3.	Comment: The principal investment strategy states the Fund may invest in other exchange-traded funds. Please confirm Acquired Fund Fees and Expenses are properly excluded from the Fund’s fee table.

Response: The Registrant confirms Acquired Fund Fees and Expenses are properly excluded from the Fund’s fee table, as such fees did not exceed 1 bps during the prior fiscal year.

4.

Comment: Please confirm that all investment types listed in “The Fund’s Principal Investment Strategy” section are in fact principal to the Fund. If not, please revise to only include investments the Fund intends to invest in on a principal basis.

Response: The Registrant confirms that at any given time, the Fund may invest principally in any of the investment types listed in “The Fund’s Principal Investment Strategy” section.

5.

Comment: The Staff notes that assets allocated to any bank loan where a fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary, as well as in the industry of the borrower. See Pilgrim Prime Rate Trust, SEC No Action Letter (June 29, 1989). As a result, please revise the following disclosure included in “The Fund’s Principal Investment Strategy” section accordingly.

While the Fund looks to the underlying borrower of a bank loan, rather than the bank originating the loan, for purposes of determining the industry concentration of investments, it is possible that under a different interpretation the Fund may be deemed to concentrate its investments in the financial services industries.

Response: The Registrant notes that the Pilgrim Prime Rate Trust no-action letter expresses the Staff’s position only with respect to a fund’s issuer diversification policy and does not suggest that the Staff’s position applies for purposes of a fund’s industry concentration policy. The Registrant does not believe that its disclosure regarding the Fund’s investments in bank loans is inconsistent with the Staff’s position in Pilgrim Prime Rate Trust.

6.

Comment: With respect to the following disclosure discussing duration included in “The Fund’s Principal Investment Strategy” section, please include a brief example of duration, which can be added in Item 9 (e.g., a duration of 3 years means that a security’s price would be expected to decrease by approximately 3%, with a 1% increase in interest rate).

Under normal circumstances, the Sub-Adviser seeks to maintain an investment portfolio with a weighted average effective duration of 0 to 7 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Response: The Registrant refers the Staff’s attention to the example below, which is currently included in the “Interest Rate Risk” discussion in Item 9.

For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

7.	Comment: Please include more detail, either in Item 4 or 9, about the securities selection framework discussed in the below paragraph included in “The Fund’s Principal Investment Strategy” section.

The Sub-Adviser determines asset class allocation by evaluating the current stage of the credit cycle and the attractiveness of the various asset classes. Such evaluation features macroeconomic, asset class and industry analysis driven by real-time market data, economic releases, and trading patterns, coupled with the Sub-Adviser’s quantitative economic and market cycle identifying models. In selecting securities for the Fund within a specific asset class, the Sub-Adviser utilizes a security-specific valuation framework driven by the portfolio management team’s daily interaction with the Sub-Adviser’s sector teams integrating quantitative analysis with the Sub-Adviser’s internal fundamental research.

Response: The Registrant believes the current disclosure explains in general terms the Sub-Adviser’s method for determining asset class allocation and selecting securities, consistent with Item 9(b)(2) of Form N-1A, and, as a result, respectfully declines to include additional information.

8.	Comment: Please consider clarifying in plain English the following sentence included in “The Fund’s Principal Investment Strategy” section and providing additional details in Item.

The decision to sell or adjust positions is driven by the relative value of the security, spread, and risk-adjusted return expectations versus current levels.

Response: The Registrant believes the sentence explains in general terms how the Sub-Adviser decides which securities to sell, consistent with Item 9(b)(2) of Form N-1A, and, as a result, respectfully declines to revise the disclosure.

9.

Comment: In the “Principal Risks of Investing in the Fund” section, please revise the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

10.	Comment: In the “Portfolio Management” section, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

11.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

12.	Comment: Please revise the Rule 35d-1 policy disclosure in the “Additional Strategies Information” section to state the actual policy, as disclosed in the SAI.

Response: The Registrant notes “The Principal Investment Strategy” section currently states at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes), will be invested directly or indirectly in debt obligations. The Registrant does not believe it is necessary to repeat this in the “Additional Strategies Information” section.

13.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

14.	Comment: In the “Additional Risk Information” section, please revise the second to last sentence of the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion as follows:

While the creation/redemption feature is designed to make it likely that Fund Shares normally will trade close to the Fund’s net asset value, disruptions to creations and redemptions or market volatility may result in trading prices that differ significantly from the Fund’s net asset value and widening bid-ask spreads.

Response: The Registrant notes the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion is intended to address the potential of Fund shares trading in the secondary market at a price above or below the Fund’s net asset value per share, and is not intended to address bid-ask spreads. As noted in response to comments 9 and 15, the Registrant believes the disclosure currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads.

15.

Comment: In the “Additional Risk Information” section, please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

16.

Comment: The Staff notes that “Structured Notes Risk” is included in the “Principal Risks of Investing in the Fund” section, but the corresponding risk in Item 9 is titled “Structured Securities Risk.” Please reconcile this difference.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that the “Structured Securities Risk” included in Item 9 is intended to supplement and enhance the “Structured Notes Risk” risk disclosure included in Item 4.

General:

17.

Comment: Please note the signature requirements of Section 6(a) of Securities Act of 1933 require the registration statement be signed by the principal accounting officer or comptroller. In this regard, any person occupying more than one position specified in Section 6(a) should indicate the capacity in which he/she signs the registration statement. To this effect, the title for whichever person is signing as principal accounting officer or comptroller should indicate that position in a parenthetical after their official title to indicate they are acting in that capacity for purposes of signing the registration statement pursuant to Section 6(a).

Response: The Registrant has revised the signature page to indicate that the Principal Financial Officer fulfills the role of Principal Accounting Officer.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.55%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.55%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$56	$176	$307	$689